1(212) 318-6053

keithpisani@paulhastings.com

October 27, 2017

VIA EDGAR AND BY COURIER

Ms. Christine Westbrook

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc. Registration Statement on Form S-4 Filed September 22, 2017 File No. 333-220592

Ladies and Gentlemen:

On behalf of Galena Biopharma, Inc. (“Galena”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to Galena’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”) marked to show the changes made to Galena’s Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2017.

This Amendment is being filed in response to comments with respect to the Registration Statement received from the Commission (the “Staff”) by letter dated October 20, 2017. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Galena’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Registration Statement on Form S-4

General

1.	Please limit your prospectus cover page to one page. See Item 501(b) of Regulation S-K.

Galena has revised the prospectus cover page in response to the Staff’s comment.

2.	Please disclose on the cover that there is no adjustment to the number of shares of Galena common stock to be issued in the merger and the market value of the shares of Galena common stock could vary significantly from the market value as of the date of the proxy statement/prospectus/consent solicitation.

Ms. Christine Westbrook

October 27, 2017

Galena has revised the disclosure on the prospectus cover page in response to the Staff’s comment.

Prospectus Summary, page 1

3.	Please revise to balance the disclosure in your prospectus summary by discussing the most significant risks, including, but not limited to, the following:

(1)    Galena’s non-compliance with NASDAQ Listing Rules and the condition to completion of the merger that Galena maintain the listing on NASDAQ;

(2)    the discontinuation of the Phase 3 PRESENT clinical trial, including that Galena’s other product candidates have a similar mechanism of action and therefore may no longer be viable products; and

(3)    Galena’s significant involvement in legal proceedings, included settled and pending cases.

Galena has revised the disclosure on pages 9 and 10 in response to the Staff’s comment.

The Companies, page 1

4.	Please explain what you mean by the statement “Galena has completed the majority of the work for initial of a Phase 3 trial in patients with essential thrombocythemia...” and revise the statement to remove any implication that the FDA has signed off on a Phase 3 trial. Please also remove the references on page 1 and throughout the prospectus, including in pipeline development charts, to any drug candidate as “Phase-3 ready” and include disclosure regarding material contingencies to continued development of your and SELLAS’ product candidates.

Galena has revised the disclosure on page 1 in response to the Staff’s comment. Galena has removed references through the Amendment to completing a majority of the work for the initial Phase 3 trial on pages 1, 83, 181 and 226. Galena has also removed references to drug candidates as “Phase 3 ready” on pages 1, 44, 46, 87, 148, 196, 200, 245 and F-92.

Overview of the Merger Agreement and Agreements Related to the Merger

Ms. Christine Westbrook

October 27, 2017

Conditions to the Completion of the Merger, page 6

5.	Please amend your disclosure to include the material closing conditions to the completion of the Merger under the Merger Agreement.

Galena has revised the disclosure on page 6 in response to the Staff’s comment.

Nasdaq Stock Market Listing, page 8

6.	Please amend your disclosure to include the anticipated timing of such initial listing application, that approval of the listing application is a condition to completion of the merger, and that the initial listing criteria requires that Galena have a minimum bid price of $4.00 per share. Please also disclose the trading price of Galena common stock as of the most recent practicable date.

Galena has revised the disclosure on page 9 in response to the Staff’s comment.

Risk Factors

Galena may become involved in securities class action litigation...., page 14

7.	Please expand your disclosure to include the pending shareholder litigation described under the heading “Legal Proceedings.” Please also include, where appropriate, disclosure concerning the risk of dilution from the proposed issuance of Galena stock to settle the Patel litigation described on page 187 and potential impact of the resale of such shares on the trading price of Galena stock.

Galena respectfully advises the Staff that the referenced risk factor relates to litigation surrounding the Merger. However, Galena has revised the risk factor titled “Galena is, and in the future may be, subject to legal or administrative actions that could adversely affect Galena’s business financial condition and Galena’s business” on pages 35-37 and added a new risk factor on page 37 in response to the Staff’s comment.

Galena will continue to be responsible for certain liabilities . . ., page 19

8.	Please disclose the period of time during which Galena is responsible for specified liabilities relating to Abstral and Zuplenz and the amount up to which Galena has agreed to indemnify Sentynl and Midatech.

Galena has revised the disclosure on page 22 to clarify the period of time during which

Ms. Christine Westbrook

October 27, 2017

Galena is responsible for specified liabilities relating to Abstral and Zuplenz. Galena acknowledges the Staff’s comment regarding the amount up to which Galena has agreed to indemnify Sentynyl and Midatech. Galena respectfully advises the Staff that any indemnification for breach of Galena’s representation, warranties and covenants under the agreements with Sentynyl and Midatech is limited and immaterial as there is very little product that remains subject to these agreements. In addition, Galena respectfully advises the Staff that it received confidential treatment pursuant to an order granting confidential treatment dated April 29, 2016, with respect to certain information in the Midatech agreement, including the indemnification cap amount. Therefore, Galena respectfully submits to the Staff that Galena does not believe that the indemnification cap amounts for these agreements is material, nor that inclusion of such information would provide any meaningful information to stockholders.

Galena’s Phase 3 PRESENT clinical trial was stopped due to futility..., page 20

9.	Please revise this risk factor to remove mitigating language. Please also disclose the reasons that the Independent Data Monitoring Committee recommended stopping the trial and the risks to Galena’s other clinical trials of NeuVax, and Galena’s other product candidates, that could result based on observations of the IDMC.

Galena has revised the disclosure on pages 21-22 in response to the Staff’s comment to address the fact that GALE-301 and GALE-302 have a similar mechanism of action to NeuVax and may no longer be viable product candidates as monotherapies. Galena respectfully advises the Staff that it does not believe that results of a study on the use of NeuVax as a monotherapy can be extrapolated to the use of NeuVax in combination with other therapies. Accordingly, Galena has not added disclosure regarding risks to Galena’s programs involving use of NeuVax in combination with other therapies resulting from the failure of the PRESENT trial.

In the clinical trials using NeuVax, Leukine is also administered . . ., page 23

10.	We note that you are dependent on Genzyme’s supply of Leukine for your ongoing NeuVax and GALE-301/GALE-302 trials. Please disclose if you have entered into a supply agreement with Genzyme and, if so, please file the supply agreement as an exhibit to the registration statement.

Galena has revised the disclosure on page 24 in response to the Staff’s comment.

GALE-401 must successfully complete a Phase 3 clinical trial..., page 24

Ms. Christine Westbrook

October 27, 2017

11.	Please disclose the adverse events caused by the immediate release version of anagrelide.

Galena has revised the disclosure on pages 25 and 182 in response to the Staff’s comment.

SELLAS will require substantial additional financing ..., page 38

12.	Please disclose here and elsewhere as appropriate the particular levels of funding SELLAS is required to obtain under the MSK license agreement and the particular deadlines for such funding.

Galena has revised the disclosure on pages 42, 213 and 247 in response to the Staff’s comment.

Market Price and Dividend Information, page 72

13.	Please amend your disclosure to include in this section disclosure of the reverse stock split effected in November 2016.

Galena has revised the disclosure on page 76 in response to the Staff’s comment.

The Merger

Background of the Merger, page 79

14.	It appears that the certain presentations provided by Peter J. Solomon Company, LLC were material to the Board’s determination to pursue a strategic transaction. We note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

Galena respectfully advises the Staff that Galena has determined that the materials provided by Peter J. Solomon Company, LLC (“PJSC”) and provided to the Galena Board on February 24, 2017 and June 8, 2017 (such materials, the “PJSC Materials”) are not materially related to the transaction, and as such, Galena does not believe that any additional disclosure about the PJSC

Ms. Christine Westbrook

October 27, 2017

Materials is required to be included in the proxy statement/prospectus/consent solicitation statement pursuant to Item 4 of Form S-4 and Item 1015(b) of Regulation M-A. The Galena Board retained PJSC as its strategic advisor to assist the Galena Board in determining what strategic options were available to Galena to maximize stockholder value. The PJSC Materials contained preliminary analyses related to certain alternatives that PJSC determined would be worth exploring. The PJSC Materials did not contain any analyses regarding the Merger or SELLAS and at no point did PJSC provide any such analyses or otherwise opine on the Merger or SELLAS.

15.	Please provide us supplementally with copies of all materials prepared by Conaccord Genuity and shared with the Galena Board, including copies of all board books and all transcripts and summaries, that were material to the Board’s decision to approve the merger agreement and the transactions contemplated thereby. Please also tell us whether the meeting between Canaccord Genuity and the Board planned for February 24, 2017 occurred, and if not, why this meeting was not held.

Galena acknowledges the Staff’s comment and Galena has supplementally sent to the Staff via overnight courier copies of all materials prepared by Canaccord Genuity shared with the Galena Board, including copies of all board books and all transcripts and summaries that were material to the Galena Board’s decision to approve the Merger Agreement and the transactions contemplated thereby.

In addition, Galena has revised the disclosure on page 84 in response to the Staff’s comment to clarify that Canaccord Genuity was in attendance at the February 24, 2017 Galena Board meeting.

16.	Please expand your disclosure of the failed Phase 3 trial in the second paragraph to quantify the impact on Galena’s stock, disclose the particular Phase 3 clinical trial that failed, and disclose the impact of this trial on the prospects for Galena’s remaining pipeline. Please also disclose what specifically about “current market conditions” prompted the board to evaluate strategic opportunities. Please also expand your description of the January 17, 2017 meeting to explain the current condition of the company and the clinical programs, the current financial condition, cash burn rate, and the proposed strategic alternatives and potential financing options. Please make similar revisions throughout this section where you note that the board or Special Committee discussed possible alternatives or strategic alternatives.

Galena has revised the disclosure on page 83 in response to the Staff’s comment and has

Ms. Christine Westbrook

October 27, 2017

eliminated the reference to “market conditions.” With respect to the Staff’s comment that Galena expand its description of the January 17, 2017 meeting, Galena has disclosed the strategic alternatives presented by management on page 82 in response to the Staff’s comments. Galena respectfully submits the remainder of the information requested by the Staff does not lend itself to summary disclosure, and that all material information regarding the January 17, 2017 meeting is disclosed in the Amendment.

17.	Please revise your disclosure to clarify what you mean that the Patel litigation prevented you from raising capital.

Galena has revised the disclosure on page 86 in response to the Staff’s comment.

18.	Please discuss the particular strategic alternatives presented by PJSC on February 24, 2017 and how the board determined that Galena should pursue the sale of clinical assets and simultaneously pursue a strategic combination. Please disclose similar details relating to discussions with PJSC on April 27, 2017 and on June 8, 2017.

Galena has revised the disclosure on pages 85 and 86 in response to the Staff’s comment. Galena respectfully advises the Staff that there was no Galena Board meeting on April 27, 2017 and no discussions took place between the Galena Board and PJSC on April 27, 2017.

19.	Please explain what was discussed about SELLAS’ past financings and recent capital raising and its impact on the valuation of SELLAS at the July 14, 2017 and July 17, 2017 meetings. Please also explain the potential impact of such financings on the ability to proceed with the transaction and the impact on valuations. Please explain how such financings impacted negotiations of the exchange ratio. Please also explain Galena’s consideration of the convertible note held by Equilibria Capital Management Limited and the pending issuance of shares to Sely I in determining the proposed exchange ratio.

Galena has revised the disclosure on pages 93 and 94 in response to the Staff’s comment. In addition, Galena respectfully advises the Staff that Galena’s management and the Galena Board did not spend a significant amount of time considering the Sely I note in determining the exchange ratio, as the conversion of this note was to occur prior to the closing of the Merger and, thus, would not affect the relative ownership of Galena and SELLAS securityholders in the continuing company.

Ms. Christine Westbrook

October 27, 2017

20.	Please explain what was discussed regarding pending legal issues regarding Galena at the July 24, 2017 meeting. Please also disclose any material discussions of the SELLAS board regarding the various legal proceedings involving Galena, including any risks or concerns of the Board and the impact on the combined company going forward. Please also disclose how this impacted the selection of directors for the continuing company, including the discussion at the July 27, 2017 of the possibility of seeking a waiver from the SEC disqualification. Please include similar discussion under SELLAS Reasons for the Merger and its considerations of risks and uncertainties, to the extent applicable.

Galena has revised the disclosure on pages 95, 96 and 103 in response to the Staff’s comment.

21.	Please revise to discuss details regarding how Galena management determined the proposed exchange ratio. Please also disclose what was discussed at the July 24, 2017 meeting where Galena management discussed options proposed by SELLAS with the Special Committee.

Galena respectfully advises the Staff that an exchange ratio of 80% SELLAS 20% Galena was initially proposed by SELLAS on June 2013, as disclosed on page 91. As disclosed in the Amendment, negotiations between the parties concerning the exchange ratio took place on a variety of dates, including:

•	July 13, 2017;

•	July 14, 2017;

•	July 18, 2017 through July 22, 2017;

•	July 23, 2017; and

•	July 27, 2017.

Galena has revised the disclosure on page 93 to provide additional disclosure regarding these negotiations. Galena has also revised the disclosure on page 94 to provide additional disclosure regarding what was discussed at the July 24, 2017 meeting where Galena management discussed options proposed by SELLAS with the Special Committee.

22.	Please disclose what was discussed about the budget for NeuVax and the GALE-401 program on July 31, 2017. We also note that SELLAS has agreed to use commercially reasonable efforts to support NeuVax clinical programs through 2018. Please revise to include discussions relating to such agreement.

Ms. Christine Westbrook

October 27, 2017

Galena has revised the disclosure on pages 96-98 in response to the Staff’s comment.

23.	Please expand your disclosure, where applicable, to include the processes employed to assess the value of the potential transactions outlined in the indications of interest you received. As examples, we note that Party 5 proposed the transfer of a licensed asset to Galena and Party 9 proposed an acquisition by Galena. Similarly, please expand your disclosure to describe the basis for the Board’s determination to pursue negotiations with Parties 10 and 7, in addition to SELLAS, as referenced on page 86.

In response to the Staff’s comment regarding the processes employed to assess the value of the potential transactions, Galena has revised the disclosure on pages 86-87.

In response to the Staff’s comment regarding the Galena Board’s determination to pursue negotiations with Parties 10, 7 and SELLAS, Galena has revised the disclosure on page 91.

Reasons for the Merger, page 94

24.	We note your disclosure in the second bullet point on page 94. It appears from your disclosure that neither the Board nor its financial advisors performed valuation analyses of SELLAS stock. If true, please revise to so state and indicate the reasons the Board determined that such valuation analyses were not necessary.

Galena respectfully advises the Staff that the second bullet point on page 98 of the Amendment (Page 94 of the original filing) as well as the other bullets on that page relate to factors the Galena Board viewed as supporting the Merger. Accordingly, Galena does not believe that the requested disclosure is appropriate for this section. Galena has, however, provided the requested disclosure on page 102 in response to the Staff’s comments.

25.	We note your disclosure on page 96 that the Board considered the fact that additional capital will be needed prior to consummation of the Merger to fund the continuing company. Please include this risk in the Summary section and elsewhere in the prospectus where appropriate.

Galena has revised the disclosure on pages 10 and 13 in response to the Staff’s comment.

Opinion of Galena Financial Advisor

Selected Peer Group Analysis

Ms. Christine Westbrook

October 27, 2017

Selected Precedent Initial Public Offering Analysis

Selected Precedent Transactions Analysis, page 102

26.	Please disclose the relevant selection criteria for each of the companies used in the analyses, including the underlying data for each of the companies such as the number of products, the pipeline, and the clinical stage of each of the products, whether any of these companies had products in the commercial stage, and for the selected precedent transactions, please disclose whether the companies were public or private companies and disclose the total transaction value. Please disclose whether any companies or transactions that met the selection criteria were excluded from the analysis and why. Please also disclose the implied enterprise value calculated for each of the companies.

Galena has revised the disclosure on pages 106-109 in response to the Staff’s comment.

Agreements Related to the Merger, page 136

27.	Please confirm that support agreements entered into by SELLAS shareholders were entered into only by executive officers, directors, affiliates and holders of 5% or more of SELLAS’ voting equity securities, and that SELLAS is soliciting consents only from shareholders who have not signed the agreement and would be ineligible to purchase in a private offering. Refer to Securities Act Sections Compliance and Disclosure Interpretations 239.13.

Galena respectfully advises the Staff that support agreements entered into by SELLAS shareholder were entered into only by executive officers, directors, affiliates and holders of 5% or more of SELLAS’ voting equity securities. Galena further advises the Staff that, consistent with the disclosures on the cover page and page (x), SELLAS will be soliciting consent from all of its shareholders to approve the Merger, and adopt the related merger agreements as required by Bermuda law and Section 5.2(a) of the Merger Agreement. No SELLAS shareholder who signed a support agreement has delivered a written consent.

Pursuant to the guidance in C&DI No. 239.13, Galena may enter into support agreements with management and particular security holders of SELLAS to vote in favor of the Merger. According to C&DI No. 239.13, the Staff has not objected to the registration of offers and sales where support agreements have been signed in the following circumstances:

(i)	the agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

Ms. Christine Westbrook

October 27, 2017

(ii)	the persons signing the agreements collectively own less than 100% of the voting equity of the target; and

(iii)	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

C&DI No. 239.13 further states that where the persons entering into the agreements also deliver written consents approving the business combination transaction, the Staff has objected to the subsequent registration of the exchange on Form S-4 for any of the shareholders.

With respect to (i) above, the support agreement was entered into by only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of SELLAS.

With respect to (ii) above, less than 100% of the holders of voting equity of SELLAS have entered into the voting agreement.

With respect to (iii) above, consents will be solicited pursuant to the proxy statement/prospectus/consent solicitation statement from SELLAS shareholders who did not sign the support agreement and who would be ineligible to purchase in a private offering pursuant to exemptions from registration. In this regard, there are 26 shareholders of record who did not execute the support agreement and whose votes will be solicited pursuant to the proxy statement/prospectus/consent solicitation statement. Galena believes that a number of these individuals are likely not accredited investors.

With respect to the consideration addressed in C&DI No. 239.13 regarding whether persons entering into an agreement also deliver written consents approving the business combination transaction, no written consents have been delivered by SELLAS shareholders, and written consents will not be solicited until after the S-4 has been declared effective by the Commission and the proxy statement/prospectus/consent solicitation statement has been delivered to the shareholders.

Matters Being Submitted to a Vote of Galena Shareholders

Ms. Christine Westbrook

October 27, 2017

Galena Proposal No. 6: The Bylaws Amendment Proposal, page 170

28.	Please expand your disclosure to include the material amendments to your bylaws that are being presented for approval.

Galena has revised the disclosure on page 177 in response to the Staff’s comment.

Galena Business

Overview, page 174

29.	Please clearly label the pipeline table to indicate which NeuVax trial failed Phase 3 and was halted. As currently drafted, it appears that all NeuVax trials are poised for Phase 3. Please also describe the particular findings of the IDMC in its recommendation that the Phase 3 clinical trial be stopped in your related disclosure on page 178.

Galena respectfully advises the Staff that it was the NeuVax PRESENT trial that failed Phase 3 and was halted, as disclosed on pages 21-22, 28, 83 and 184. That trial is not included in the table, and we do not believe that the table, which is a table of Galena’s clinical development pipeline, should include disclosure about a failed Phase 3 program that is not part of Galena’s ongoing clinical development pipeline. In addition, we respectfully advise the Staff that the clinical development pipeline table on page 181 is color coded to clearly indicate the status of each trial as “Completed” or “Ongoing.” However, Galena has revised the pipeline table on page 181 to eliminate the arrows at the end of the bars that indicate the status of each trial to avoid any implication that the Phase 2 trials will lead to Phase 3 trials.

30.	Please revise the pipeline table to reflect the current status of each trial. For example, please remove the “Ph-3 ready” bar from GALE-401. Please also reduce the length of the Phase 2 bars for those trials that are open for enrollment as the placement of the bars indicates that they have completed Phase 2, and make similar revisions for GALE-301 and GALE-302 as appropriate. Please also tell us why you believe it is appropriate to indicate that you have completed Phase 1 trials for NeuVax for gastric cancer.

Galena has revised the pipeline table on page 182 in response to the Staff’s comment. Please also see Galena’s response to comment 29.

Ms. Christine Westbrook

October 27, 2017

GALE-401 (anagrelide controlled release (CR)), page 175

31.	Please remove the disclosure stating that GALE-401 reduces platelet levels “effectively” and that it has demonstrated a prolonged clinical benefit with a potentially improved safety profile. As these product candidates have not received FDA approval, it is premature to state that they are safe or effective. Please revise your disclosure accordingly. Please make similar changes throughout the prospectus as appropriate, including on page 200 in the discussion of GPS in MPM patients.

Galena has revised the disclosure on pages 182 and 208 in response to the Staff’s comment.

32.	We note that if the first patient is not enrolled in the Phase 3 clinical trial by December 31, 2018, the licensor of GALE-401 shall have the right to terminate the License Agreement. Please disclose this elsewhere in the prospectus where you discuss Galena’s pipeline and GALE-401. Please also disclose your current timeline for beginning a Phase 3 trial.

Galena has revised the disclosure on pages 25 and 183 in response to the Staff’s comment.

GALE-301 and GALE-302, page 178

33.	Please disclose the details of the clinical trials discussed in this section, including the number of patients enrolled, the endpoints, the results of the trial and the level of statistical significance achieved.

Galena has revised the disclosure on pages 186-187 in response to the Staff’s comment.

Intellectual Property, page 181

34.	Please amend your disclosure to specify whether the patents have been issued or are pending, the relevant jurisdictions, and the type of patent protection (e.g., composition of matter, use, or process). Please also state whether each material patent is owned or licensed. Finally, please indicate whether there are contested proceedings or third-party claims relating to each patent. Please refer to Item 101(c)(1)(iv) of Regulation S-K required by Item 14(a) of Form S-4.

Galena has revised the disclosure on page 188 in response to the Staff’s comment.

Ms. Christine Westbrook

October 27, 2017

Legal Proceedings, page 184

35.	Please revise your disclosure throughout this section to provide the factual basis alleged to underlie each proceeding. See Item 103 of Regulation S-K.

Galena has revised the disclosure on pages 191-193 in response to the Staff’s comment.

SELLAS Business

Key Features, page 192

36.	Please revise your disclosure to provide detail regarding the “recent data” cited with respect to the ability of GPS to address the “right” epitopes.

Galena has revised the disclosure on page 200 in response to the Staff’s comment.

SELLAS Strategic Collaborations and License Agreements, page 204

37.	Please disclose the royalty rate, or a royalty range not to exceed ten percent, to be paid in the event of commercial sales of any licensed product under the MSK license agreement.

Galena has revised the disclosure on page 213 in response to the Staff’s comment.

Intellectual Property, page 206

38.	Please amend your disclosure to discuss all of SELLAS’ material patents or patent applications. Please disclose the scope of the material patents or patent applications and the relevant jurisdictions. Refer to Item 101(c)(1)(iv) of Regulation S-K. Please also ensure that any material risk to the commercialization of GPS from the scope of patents and/or potential competing claims is adequately disclosed in your prospectus.

Galena has revised the disclosure on page 215 in response to the Staff’s comment.

Galena Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three and Six Months Ended June 30, 2017 and 2016

Research and Development Expense, page 223

39.	Please expand your disclosures to break out the costs incurred during the periods presented for the three ongoing studies related to NeuVax and the internal work on the GALE-401 asset.

Ms. Christine Westbrook

October 27, 2017

Galena respectfully advises the Staff that Galena manages its research and development (“R&D”) expense on a consolidated portfolio basis only, and does not track or manage total R&D expense by product candidate and study. Galena believes that a further break-out of information compared to what is used by Galena for managing and controlling the activities is not practical, as such information is not consistently prepared across the company and would therefore likely not add relevant and reliable information to an investor’s understanding of the composition of R&D costs.

Galena’s R&D expenses are comprised of both (i) direct costs, which are mainly external and/or individually allocable to a particular project, and (ii) internal or indirect costs attributable to the R&D organization in general. Galena manages and controls its R&D expenses on a consolidated portfolio basis, and internal or indirect costs are not allocated to particular product candidates. External costs, such as contract research organization costs, manufacturing costs, preclinical and clinical study costs, and certain consultancy fees are tracked on a product-by-product and study-by-study basis. Internal and indirect costs are not allocated to specific product candidates. Galena continually reviews its R&D pipeline and the status of development and, as necessary, reallocates internal resources among the R&D product portfolio that it believes will best support the future growth of the business.

Further, certain R&D expenses related to Galena’s partnered product candidates are incurred by collaboration partners, which has the effect of reducing or eliminating the R&D costs incurred by Galena for such product candidates. Furthermore, Galena’s collaboration partners typically incur significant R&D expenses for product candidates at amounts that are not known or made available to Galena. Therefore, comparing Galena’s R&D expenses across product candidates on a study-by-study basis will not reflect a complete picture of all financial resources devoted to individual product candidates and related studies, nor necessarily reflect the stage of development for each particular product candidate.

Therefore, Galena believes that providing the additional breakout of total R&D expenses per product candidate and study could potentially be misleading to investors because (i) the nature of how Galena’s internal and indirect costs are allocated could be arbitrary given Galena does not track and allocate such costs by product candidate; and (ii) certain of Galena’s product candidates and related studies are being, or have been, developed with partners in which the partners have incurred a significant part of the R&D expenses of such product candidate.

Ms. Christine Westbrook

October 27, 2017

In response to the Staff’s comment, Galena has expanded disclosures on pages 232-233 to break out the direct external costs for the three ongoing studies related to NeuVax and the GALE-401 asset and explicitly stated that Galena does not allocate internal or indirect R&D expenses by product candidate and study.

40.	Please tell us how patent prosecution costs meet the definition of research and development expenses in ASC 730-10 as these costs appear to be the same or similar to activities described in ASC 730-10-55-2(i), which are not generally considered research and development. Please also quantify for us the amount of any patent-related costs included within research and development expenses for the periods presented.

Galena advises the Staff that the patent prosecution costs are primarily legal and regulatory costs and totaled $31,000 and $129,000 for the three and six months ended June 30, 2017, respectively, and, $60,000 and $162,000 for the three and six months ended June 30, 2016. The classification of these costs as research and development expenses was not consistent with the guidance contained in ASC 730-10. Galena assessed whether this error was material to its consolidated financial statements from a quantitative and qualitative perspective in accordance with ASC 250 and SAB 99. Galena considered, among other things, that the error was a classification error affecting two line items within the caption “Total operating expenses” in the consolidated statements of operations (the error did not impact the total of this line item). Further, the error did not impact any other line items in the basic financial statements or the related footnotes. Based on this assessment, Galena concluded that these amounts are immaterial to its consolidated financial statements for each period presented and, accordingly, it has not revised its consolidated financial statements to correct this error.

In future filings, beginning with Galena’s third quarter 2017 condensed consolidated financial statements, Galena will classify patent prosecution costs that are legal and regulatory in nature within general and administrative expenses and will revise its accounting policy disclosures accordingly.

Substantially all of the research and development expenses included in the condensed consolidated financial statements were classified properly based on the guidance contained in ASC 730. Accordingly, Galena has deleted the reference to patent prosecution costs being classified within research and development expenses.

Description of Indebtedness, page 242

Ms. Christine Westbrook

October 27, 2017

41.	We note that SELLAS will issue an unspecified amount of shares and 5-year warrants to Sely I immediately prior to completion of the merger. Please advise whether the issuance of such securities will impact the exchange ratio in the merger given that the exchange ratio calculation is subject to adjustments to account for the issuance of any additional shares. To the extent that the issuance will impact the exchange ratio, please clearly disclose this fact and the expected impact throughout your prospectus as appropriate, including on the prospectus cover page.

Galena respectfully advises the Staff that it has revised the disclosure on pages 253, 280 and 336 to include the number of warrants to be issued to Sely I and that the exchange ratio has been updated to take the issuance of these warrants into account. Galena notes for the Staff that the issuance of these securities will not change the percentage of the continuing company’s securities to be held by Galena’s and SELLAS’ respective securityholders. As disclosed throughout the Amendment, Galena securityholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and SELLAS securityholders are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and 2,556,851 shares of Galena Common Stock issuable pursuant to out-of-the money Galena warrants. See, e.g., page i.

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-91

42.	It appears that the Pro Forma adjustment related to Goodwill and intangible assets should reference adjustment B. Please revise. In addition, please break out the line item for Goodwill and intangible assets between Goodwill, product rights and IPR&D separately consistent with Galena’s presentation on its Consolidated Balance Sheet. For the IPR&D, please describe the currents status of the project(s) and the nature and timing of the remaining efforts and related cash requirements necessary to develop the incomplete technology into a commercially viable product. Please also include a qualitative discussion of the factors that make up the goodwill balance. Finally, if you conclude that the carrying value of the product rights and IPR&D approximate fair value, please disclose this fact.

Galena has revised the disclosure on page F-105 through F-113 in response to the Staff’s comment. In addition, Galena respectfully advises the Staff that the carrying values of the product rights and IPR&D do not approximate fair value.

43.	Please explain why the current portion of convertible debt balance of $120 thousand for SELLAS is not included in adjustment E.

Ms. Christine Westbrook

October 27, 2017

Galena has revised its unaudited Pro Forma Condensed Combined Balance Sheet included in the Amendment to include the current portion of convertible debt balance as the underlying shares they converted into are included in the pro forma equity balances. Galena advises the Staff that this current portion of convertible debt was converted into shares of SELLAS in July 2017 and separate from the anticipated conversion of the 2015 SELY Note upon consummation of the Merger.

Unaudited Pro Forma Condensed Combined Financial Statements 4. Pro Forma Adjustments, page F-97

44.	For pro forma adjustment D, please separate the elimination of Galena’s historical equity and the issuance of shares in connection with the acquisition into two separate adjustments. Please explain how the shares held by SELLAS upon the consummation of the merger was calculated.

Galena has revised the disclosure on page F-112 in response to the Staff’s comment.

*    *    *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6053 or Thomas Pollock at (415) 856-7047.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

Enclosures

LEGAL_US_W # 91848125.11